Exhibit 99.1

Lucas GC Limited Announces Closing of Follow-On Offering

NEW YORK, June 23, 2025 (GLOBE NEWSWIRE) — Lucas GC Limited (NASDAQ: LGCL) (“Lucas” or the “Company”), an artificial intelligence (“AI”) technology-driven Platform-as-a-Service (“PaaS”) company with proprietary technologies applied to the human resources and insurance industry verticals, today announced the closing of its “best efforts” follow-on offering (the “Offering”) of 32,150,000 ordinary shares, par value US$0.000005 per share, of the Company (the “Ordinary Shares”) at a public offering price of US$0.20 per share, for total gross proceeds of US$6,430,000 before deducting placement agent’s fee and offering expenses.

AC Sunshine Securities LLC acted as the placement agent for the Offering.

A registration statement related to the Offering has been filed with, and declared effective by, the United States Securities and Exchange Commission (“SEC”). This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This offering was made only by means of a prospectus forming part of the effective registration statement. The final prospectus relating to the Offering was filed with the SEC and is available on the SEC’s website located at http://www.sec.gov. Copies of the final prospectus may be obtained from AC Sunshine Securities LLC, 200 E. Robinson Street Suite 295, Orlando, FL 32801.

About Lucas GC Limited

With 19 granted U.S. and Chinese patents and over 75 registered software copyrights in the AI, data analytics and blockchain technologies, Lucas GC Limited is an AI technology-driven PaaS company with over 780,320 agents working on its platform. Lucas’ technologies have been applied to the human resources and insurance industry verticals. For more information, please visit: https://www.lucasgc.com/.

For Investor Inquiries and Media Contact:

https://www.lucasgc.com/

ir@lucasgc.com

T: 818-741-0923

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. These forward-looking statements are also based on assumptions regarding the Company’s present and future business strategies and the environment in which the Company will operate in the future. Investors can find many (but not all) of these statements by the use of words such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “likely to” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.